Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-265338
Prospectus Supplement No. 6
(To Prospectus dated June 13, 2022)

EMBARK TECHNOLOGY, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 13, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-265338). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus and this prospectus supplement relates to the potential offer and sale from time to time by CF Principal Investments LLC (“Cantor” or the “Shareholder”) of up to 30,450,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Embark Technology, Inc., a Delaware corporation (“Embark”) that have been or may be issued by us to the Shareholder pursuant to a common stock purchase agreement, dated as of May 31, 2022, by and between us and the Shareholder establishing a committed equity facility. On August 16, 2022, Embark completed a 1-for-20 reverse stock split, which is not reflected in the share numbers above.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on March 3, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “EMBK.”  On March 2, 2023, the closing sale price of our Class A common stock was $3.99 per share.

Investing in shares of our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2023

EMBARK TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39881	85-3343695
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 Alabama Street
San Francisco, CA 94110
(Address of principal executive offices, including zip code)

(415) 671-9628
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EMBK	The Nasdaq Global Market
Warrants to purchase 1/20th share of Class A common stock, each at an exercise price of $11.50 per warrant	EMBKW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05	Costs Associated with Exit or Disposal Activities.

On March 1, 2023, the Board of Directors of Embark Technology, Inc. (the “Company”) approved a reduction in the Company’s current workforce by approximately 230 employees. The decision was based on cost-reduction initiatives intended to reduce operating expenses.

The Company currently estimates that it will incur charges of approximately $7 to $11 million in connection with the reduction in force, primarily consisting of notice period and severance payments, employee benefits, equipment costs and related costs, and noncash expenses associated with vesting of share-based awards. Additionally, the company expects to realize noncash expenses with respect to certain other share-based awards that cannot presently be estimated. The Company expects that the majority of these charges will be incurred in the first and second quarters of 2023, and that the reduction in force will be substantially complete by the end of the second quarter of 2023.

The charges the Company expects to incur are subject to assumptions, and actual charges may differ from the range disclosed above. In the future, there may also be incremental one-time charges associated with non-work force related cost savings actions.

Item 8.01	Other Events.

On March 1, 2023, the Board of Directors of the Company (the “Board”) approved a process to explore, review and evaluate a range of potential strategic alternatives available to the Company, including, without limitation, exploring alternative uses of the Company’s assets to commercialize its technology, additional sources of financing, as well as potential dissolution or winding up of the Company and liquidation of its assets. The Board’s decision comes following an extended evaluation by the Company of alternative markets in which to commercialize its technology as well as an exploration, performed with the assistance of a financial advisor, of a potential sale of the Company.

No assurance can be given that the Company’s exploration of strategic alternatives will result in any change in strategy. The Company does not expect to make further public comment regarding these matters unless and until the Board has approved a specific alternative or otherwise concludes its review of strategic alternatives.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Embark Technology, Inc.

Date: March 3, 2023	By:	/s/ Richard Hawwa
	Name:	Richard Hawwa
	Title:	Chief Financial Officer